UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ForgeRock, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

34631B101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Francis Rosch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 3,614,321 (1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 3,614,321 (1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 3,614,321 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.8% (2) (3) (4)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of: (a) 195,331 shares of Class B common stock of ForgeRock, Inc. (the “Issuer”) held of record by Mr. Rosch; (b) options to purchase an aggregate of 3,271,296 shares of Issuer’s Class B common stock held by Mr. Rosch exercisable within 60 days of December 31, 2022; (c) options to purchase an aggregate of 67,422 shares of Issuer’s Class A common stock held by Mr. Rosch exercisable within 60 days of December 31, 2022; and (d) 80,272 shares of Issuer’s Class A common stock issuable to Mr. Rosch upon vesting of restricted stock units within 60 days of December 31, 2022.

(2)

Each share of the Issuer’s Class B common stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A common stock. Holders of the Issuer’s Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, and holders of shares of the Issuer’s Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Issuer’s amended and restated certificate of incorporation.

(3)	The percent of class was calculated based on 49,904,478 shares of Issuer’s Class A common stock and 37,194,708 shares of Issuer’s Class B common stock outstanding as of December 31, 2022.
(4)

Based on the aggregate number of shares of Class B common stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Issuer’s Class B common stock. The 3,466,627 shares of the Issuer’s Class B common stock and 147,694 shares of the Issuer’s Class A common stock beneficially owned by the reporting person represent 7.7% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1 (a)	Name of Issuer:

ForgeRock, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

201 Mission Street, Suite 2900

San Francisco, CA 94105

Item 2 (a)	Name of Person Filing:

Francis Rosch

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Francis Rosch

201 Mission Street, Suite 2900

San Francisco, CA 94105

Item 2 (c)	Citizenship:

The reporting person is a United States citizen.

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value

Item 2 (e)	CUSIP Number:

34631B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

/s/ Francis Rosch
Francis Rosch